DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

January 24, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Advisor

Ryan Rohn, Staff Accountant

Craig Wilson, Senior Chief Accountant

Re:                                                                             Q2 Holdings, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted December 20, 2013

CIK No. 0001410384

Ladies and Gentlemen:

We are writing on behalf of Q2 Holdings, Inc. (the “Company” or “Q2”) in response to the January 16, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on December 20, 2013 (the “Registration Statement”).

Concurrently with this letter, the Company is also submitting confidentially to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and is supplementally providing the Staff with certain materials in response to the Staff’s comments nos. 1, 3, 4 and 7 (the “Supplemental Materials”).

A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

General

1.        Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s request, the Company is supplementally providing under separate cover contemporaneously herewith all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act.  Such materials were only made available for viewing by such investors during presentations made by the Company on January 16, 2014 and were not distributed to any investors.  To the Company’s knowledge, no research reports concerning the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.  In the event that any such reports are published or distributed, the Company will provide such reports to the Staff.

2.        We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company respectfully confirms that it will provide the anticipated price range and related disclosure in sufficient time for the Staff to process the filing.

3.        Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response: As requested, the Company is supplementally providing the Staff with copies of the Company’s proposed pictures and graphics under separate cover contemporaneously herewith.

4.        With respect to all third-party statements in your prospectus, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering. Further, please revise your risk factor on page 29 to clarify that the market data and forecasts by the publications listed in the risk factor are only a few of the third-party information that you have included in the prospectus.

Response: As requested, the Company is supplementally providing the requested information under separate cover contemporaneously herewith, including an identification of the industry research reports with the applicable portion highlighted, with cross-references to the appropriate location in Amendment No. 1.  The Company respectfully advises the Staff that none of the referenced reports was prepared for the Company in connection with the offering.  The Company further advises the Staff that each of the third parties referenced in the Registration Statement has consented in writing to the Company’s use of the applicable statement or statements in the Registration Statement.  In response to the Staff’s comment, the Company has revised the disclosure on page 29 to clarify that the market data and forecasts listed in the risk factor are only a few of the third-party information that the Company has included in the prospectus.

5.        We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. Please disclose in the critical accounting policy and in the Management’s Discussion and Analysis that you have elected to use the extended transition period that allows you to delay the adoption of the new or revised accounting standards until those standards apply to private companies and that your financial statements may not be comparable to companies that comply with public company effective dates. Please also consider adding a separate risk factor subheading on page 37 regarding the election to use the extended transition period.

Response: In response to the Staff’s comment and upon further consideration, the Company has revised its disclosure on page 38 of Amendment No. 1 to disclose that the Company has elected not to use the extended transition period that allows the Company to delay the adoption of new or revised accounting standards until those standards apply to private companies, and that such election is irrevocable.

Prospectus Cover Page

6.        Please state the full name of the company on the prospectus cover page. Tell us the significance of the “Grow Beyond” logo and why you have included it on the prospectus cover page. See Item 501(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover and back page of the prospectus to state the full name of the Company and to delete the reference to “Grow Beyond” in the Company’s logo.

Prospectus Summary

7.        Please provide support for the assertion that you are “a leading provider of secure, cloud- based virtual making solutions.” For example, you should explain if your leadership is based on objective criteria such as market share.

Response: The Company respectfully submits that determination of the “leading” status in the statement that the Company is “a leading provider of secure, cloud-based virtual banking solutions” is based on the Company’s virtual banking technology leadership and on third-party reports and materials.  The Company believes that it has the most technologically-advanced virtual banking solutions in the regional and community financial institutions (“RCFI”) market.  In addition, the Company is supplementally providing the Staff, under separate cover contemporaneously herewith, highlighted copies of certain third-party reports and materials.  These include an American Bankers Association (“ABA”) October 2013 press release endorsing the Company as the architecture of choice for secure virtual banking for ABA members, stating that it chose to endorse the Company because Q2 can “deliver the best virtual banking solution” to the ABA’s members and customers.  The ABA cites the Company as “an industry leader in providing native security offerings” and mentions the Company’s “full integration of retail, commercial and treasury accounts across multiple devices.”  In addition, the Company has been endorsed by a number of other banking organizations, including Western Independent Bankers, a trade association of community and independent banks in Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, Wyoming and the U.S. Territories, and the TBA Services Company, Inc., a wholly-owned subsidiary of the Texas Bankers Association.

Another report supporting the Company’s position is the 2011 IDC report cited in the Registration Statement.  In this report IDC positions Q2 as a “major player” in the online banking software solutions.  In determining the ranking of vendors in this report,  IDC utilized a methodology designed to assess vendors relative to one another, including factors considered to be most conducive to success in a given market and conducted user interviews, buyer surveys, and input of a review board of IDC experts in each market.  The Company believes that the increase in its customer base and in the number of registered users on the Company’s solutions since the IDC report further supports its leading provider status.

As further evidence of its market position, the Company is a thought leader in the industry through its participation in industry-specific tradeshows, publications and digital newsletters.

The Company also conducts primary research to support its industry thought leadership and to identify emerging trends in account holder behavior and virtual banking activities.  The Company is regularly asked by prominent trade publications in the RCFI market to provide expertise about virtual banking and the trends and security considerations associated with providing those services.  The Company is supplementally providing the Staff, under separate cover contemporaneously herewith, examples of articles featuring the Company’s expertise published by two of these trade publications.

Risk Factors

Insiders will continue to have substantial control over us after this offering..., page 34

8.        Please tell us whether the company will be a “controlled company” under the definition of the applicable stock exchange and, if so, provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. Revise the prospectus summary to include the amount that the directors, executive officer and principal shareholders will own after the offering.

Response:  The Company respectfully advises the Staff that it will not be a “controlled company” under the definitions set forth in the New York Stock Exchange Listed Company Manual and the NASDAQ Rules.  In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Amendment No. 1 to include a reference to the amount that the Company’s directors, executive officers and principal stockholders will own after the offering.

Use of Proceeds, page 40

9.        We note that a portion of the proceeds will be used to repay your outstanding indebtedness under your credit facility with Wells Fargo. To the extent known, please provide more detail regarding the “working capital and other general corporate purposes” for which the remainder of the net proceeds in this offering is intended to be used. Consider disclosing the amount of proceeds that you intend to use for your other purposes. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Response:  The Company respectfully advises the Staff that the Company does not have specific plans for the remainder of the net proceeds.  The Company has revised its disclosure on page 40 of Amendment No. 1 to disclose that the principal reasons for the offering are to increase the Company’s available cash resources, increase awareness of the Company in the marketplace and to create a public market for the Company’s common stock.

Capitalization, page 41

10..      We note your table reflects the repayment of long-term debt, but this repayment is not discussed in the bulleted items. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of Amendment No. 1 to include the repayment of long-term debt in the pro forma as adjusted bulleted item.

Selected Consolidated Financial and Other Data, page 43

11.       Please expand your pro forma net loss per share to reflect your anticipated debt repayment.

Response: In response to the Staff’s comment, the Company has revised its disclosure in footnote 5 on page 44 of Amendment No. 1 to explain that the pro forma net loss presentation does not reflect the impact of repayment of the outstanding principal and accrued interest on the Company’s line of credit because such impact cannot currently be estimated. Once the price range of the Company’s common stock has been determined, the Company will update the pro forma net loss presentation to reflect the impact of such repayment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

12.       Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. In this regard, please discuss any known trends, demands, commitments, events and uncertainties that pose a risk or threat to the company to balance the discussion of the opportunities you identify on pages 46 and 47. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the impact on your profitability of adding and supporting new installed customers compared to new registered users of installed customers and any steps that you are taking to achieve sufficient scale and productivity so that the cost of adding and supporting new customers does not adversely affect your margins.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 to include a discussion identifying the most important matters that the Company’s management considers in evaluating the Company’s financial condition and operating results, including the trends, events and uncertainties that pose a risk or threat to the Company.

The Company advises the Staff that it generates its customer revenues through the subscription fees it collects from the delivery of its solutions to RCFI customers or through term licenses to such customers. Such fees are based on the solutions these RCFI customers select, the number of registered users of these solutions and the number of transactions these registered users conduct using the Company’s solutions.  A registered user is an account holder at an RCFI who elects to use the RCFI’s virtual banking services and registers online as a user of such services.  The number of registered users at any RCFI is dependent upon the individual decisions of the account holders to become registered users of virtual banking services.  As a result, the Company does not have any control or influence over the number of registered users within an RCFI customer.  In addition, the Company does not incur any incremental costs or expenses related to increasing the number of registered users of its installed RCFI customers.  Such increase and related costs and expenses occur and are incurred at the RCFI level.  The Company plans on growing its revenues by increasing the number and scope of its customer relationships and expects greater economies of scale and increased operating leverage to improve its margins over the long term as a result of such revenue increase and as the number of registered users at existing customers increases.

Key Operating Measures, page 47

13.       Tell us what consideration you have given to disclosing the percentage of account holders that are registered users and the number of transactions conducted by the registered users. Also, please advise why you have not disclosed the number of installed customers as of September 30, 2012 and September 30, 2013 as you did for the number of registered users.

Response: The Company respectfully advises the Staff that the Company has further considered its key operating measures and included additional operating measure disclosure on page 48 of Amendment No. 1 that the Company believes will provide investors with informative measures about the Company.  The Company further advises the Staff that the number of account holders of an installed RCFI customer is information held and maintained by the RCFI customer, varies by customer and is not regularly provided to the Company by customers.  The number of account holders at any specific RCFI changes regularly, and the Company has no control over changes in the number of account holders or the individual decisions by account holders to become registered users of an RCFI customer’s virtual banking services.  The Company provides solutions to its RCFI customers that enable such customers to provide virtual banking services to its account holders.  The Company is able to monitor the number of registered users utilizing its

RCFI customers’ virtual banking services.  The Company respectfully submits that since the number of account holders is maintained by the RCFI customer and typically not provided to the Company, it is impractical for the Company to provide a percentage of account holders who are registered users.

The Company respectfully submits that registered users conduct a wide variety of transactions, such as opening accounts, checking account balances, transferring funds, paying bills, depositing checks and more.  Because the revenues associated with these transactions vary based on the size of the transaction and the particular terms of the customers’ contracts, the Company believes that disclosing the number of transactions would not be a meaningful indicator of the Company’s performance and could be misleading.

The Company respectfully advises the Staff that the Company has determined to disclose the number of installed customers on an annual basis in order to provide investors with a metric to help evaluate the Company’s business.  The Company believes that providing a number of installed customers at the end of a quarter speaks only as of such date and is not an effective measure in any particular period of revenue or operating results in general because the revenue attributable to actual installed customers in any particular period depends on the solutions the customers subscribe for, the expected number of registered users, the expected number of transactions on the Company’s solutions and other factors, all of which vary by customer.  As a result, the number of installed customers is not directly linked to the financial or operating results of the Company.  In addition, the number of installed customers is not indicative of the number of registered users since the number of those users differ by customer and are not controlled by the Company.  The number of newly-installed customers also can vary significantly from period to period based on those customers’ implementation schedules, yet the change in the number of newly-installed customers may not correspond to a positive or negative change in the business of the Company. For these reasons, the Company respectfully submits that the number of installed customers per quarter would not be meaningful indicators of the Company’s revenues and operations.  The Company will provide the fiscal 2013 number of installed customers in a subsequent amendment to the Registration Statement.

Comparison of Nine Months Ended September 30, 2012 and 2013

Revenues, page 53

14.       We note that your revenues increased 41.3% for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Your disclosures indicate that this increase was primarily due to growth in the number and timing of new registered users, increases in the number of transactions using your solutions and sales of new solutions to your installed customers. Please note that prefacing the reference to these sources of changes with the word “primarily” does not clearly identify the factors driving the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly. Similar concerns apply to your disclosures beginning on page 54.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 53 and 55 of Amendment No. 1 to describe and quantify the separate factors driving the material sources of the increases in the Company’s revenues.

Operating Expenses, page 54

15.       We note that in each of your operating expense line items, as well as in Cost of Revenues, increases in personnel costs are a significant component of the period over period increase. Please tell us your consideration of quantifying the headcount at the end of each period for each line item to explain this increase. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your year over year disclosures beginning on page 55.

Response: The Company respectfully advises that Staff that the Company has given consideration to quantifying the fluctuations in headcount and determined that presenting on a dollar basis the increase in costs of revenues, sales and marketing, research and development and general and administrative expenses attributable to additional employee-related expenses is more meaningful to prospective investors than presenting fluctuations in headcount.  The Company believes that presenting fluctuations in headcount is less meaningful than quantifying the amounts of expenses that are attributable to additional employee-related expenses on a dollar basis in part because presenting headcount figures speaks only to the date for which the figure is reported and is not necessarily reflective of the additional costs incurred across the period as a whole.  In addition to fluctuations in headcount, the Company allocates personnel costs across line items based on the activities personnel performed in a period.  The number of personnel from period to period attributable to a line item varies depending on how much time such personnel spent on activities related to such line item.  As a result, the Company respectfully submits that quantifying the headcount at the end of each period for each line item would be difficult and time consuming and would not be as meaningful an indicator of the actual personnel costs associated with such line item as the actual dollar amount.  The Company believes that quantifying the amount of additional expenses on a dollar basis provides investors with the actual financial impact of employee-related costs on the Company’s results of operations.  The Company respectfully submits that it believes that its current presentation contains the quantification of the causes of material changes from period-to-period in the financial statement line items that are impacted by additional employee-related expenses during such periods, as directed by Section III.D of the Commission’s Release 33-6835.

Contractual Obligations and Commitments, page 62

16.       In this section, please disclose the identity of the lender of the credit facility, the material financial covenants, and whether you are in compliance with those financial covenants or cross-reference the information regarding the credit facility in Note 6 of the financial statements.

Response:  In response to the Staff’s comment, the Company’s has revised its disclosure on pages 62 and F-18 of Amendment No. 1 to disclose the identity of the lender of the credit facility, to add a cross-reference to Note 6 of the Company’s financial statements and to indicate that the Company was in compliance with all of the covenants of the credit facility as of September 30, 2013.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 65

17.       When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response: The Company respectfully confirms that, once the estimated IPO price range is available, the Company will revise its disclosure to disclose the significant factors contributing to the difference between the midpoint of the IPO price range and the fair value of the underlying stock as of the date of the Company’s last option grant.  The Company respectfully advises the Staff that the Company first interviewed and selected underwriters in September 2013, and that the underwriters have not communicated their estimated price range and amount for the Company’s common stock at this time.

Common Stock Valuation Methodology, page 67

18.       Please expand your table on page 67 to include a column for the Estimated Fair Value of Options Granted.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 67 of Amendment No. 1 to include a column for the estimated fair value of options granted.

19.       Your discussions of the determination of the fair value of your common stock on your option grant dates appears to indicate that you granted options during the quarters presented rather than a specific date. Please clarify if you granted options on more than one date during each of the quarters presented. If so, please tell us why you did not show the dates the options were granted in your table and related disclosures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 67-69 of Amendment No. 1 to clarify the dates on which options were granted during each of the quarters presented.  The Company respectfully advises the Staff that because options were typically granted on only one date during each quarter, the Company had not initially provided the grant date within each quarter because the Company did not believe that disclosure of the precise date of grant was material to an understanding of the information provided therein.

20.       We note your discussion of the determination of the fair value of your common stock on your option grant dates that generally you consider an independent valuation report that is a quarter lagging on your grant date. For example, for the options granted during the quarter ended September 30, 2013, you disclose that you considered an independent valuation report for the common stock as of June 30, 2013. Please expand your disclosures to clarify why you are using a fair value that appears to be a quarter lagging and clarify if any significant events occurred between the valuation date and grant date that would affect the fair value of your common stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 67-69 to clarify that the Company generally obtains a valuation report as of the end of each fiscal quarter and, because the Company’s board of directors grants options during a quarter, it reviews and considers the most current valuation report which is dated as of the end of the immediately preceding quarter.  As a result of a lag between the date of grant and the date of the valuation report, the Company’s board of directors also considers any intervening changes that could cause an increase or decrease in the per share valuation of its common stock in such report when determining the fair value of the common stock on the date of grant, as set forth in the revised disclosure on pages 67-69 of Amendment No. 1.

Business, page 71

21.       You state in the risk factors on pages 21 and 24 that rely on third parties for intellectual property and software and partner relationships sell and market your solutions. Please tell us what consideration you have given to discussing third-party arrangements to the extent material and filing any such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has determined that none of the relationships with its referral partners or third parties from which it licenses certain intellectual property and technology is material to the Company’s business or financial results, that the Company is not “substantially dependent” for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K on any such third-party referral partner relationship or intellectual property or technology license and each of these agreements was entered into in the ordinary course of business.  As such, the loss of any such agreement would not be likely to result in any material adverse change in the Company’s business, operations or financial position.  In the event that the Company lost the rights to any of the third-party intellectual property or technology, the Company believes that it would be able to implement alternative third-party software without a material disruption to its business.  The Company has revised its disclosure on pages 21 and 24 of Amendment No. 1 accordingly.

22.       We note your disclosure on page 21 that you host substantially all of your solutions from two third-party data centers. Please tell us what consideration you have given to including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement.

Response:  The Company respectfully advises the Staff that the Company previously considered the nature of the agreements in light of the ordinary course of the Company’s business.  However, upon further consideration and in response to the Staff’s comment, the Company has elected to revise its disclosure on page 82 of Amendment No. 1 to add a description of the agreements with the Company’s third-party data centers and to file such agreements as exhibits to the Registration Statement.

Our Customers, page 81

23.       We note that you included a selected list of customers on pages 2, 72 and 81. Please disclose whether each customer is a current customer and the objective criteria you have used in selecting the customers you identified by name, which will assist investors in understanding their significance to you.

Response: The Company respectfully informs the Staff that the customers disclosed in the Registration Statement represent current customers of the Company that consented to the inclusion of their names in the Registration Statement.  The Company selected these customers because the Company believes they are a broadly representative cross-section of the Company’s overall customer base.  These customers include banks and credit unions which are spread across the different geographies in which the Company operates and which vary in size based on assets under management. These customers also vary based on the solutions purchased, the types of account holders and the number of registered users.  The Company has a very diverse customer base with no single customer representing more than 5% of its revenue, and the Company has specifically sought to avoid naming customers that would be the most recognizable or largest customers.  The Company has revised its disclosure on page 81 of Amendment No. 1 to disclose the basis upon which the Company selected these customers.

Intellectual Property, page 82

24.       Please revise to provide a brief description of one patent that you own and the duration and effect of that patent on your business. See Item 101(c)(1)(iv) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1 to provide a brief description of the one patent the Company owns and the duration and effect of that patent on its business.

Executive Compensation, page 96

25.       We note that you have provided executive compensation disclosure for your current Chief Executive Officer, Executive Vice President of Operations and two former executive officers. Please be advised that item 402(m)(2) of Regulation S-K requires the disclosure of the company’s two most highly compensated executive officers other than the principal executive officer serving at the end of the last completed year. Please advise why you have provided disclosure for only two current executive officers. Also, please revise to include executive compensation earned in fiscal year 2013.

Response: The Company respectfully submits that it had included as named executive officers its principal executive officer during 2012 and the two most highly compensated executive officers serving on December 31, 2012.  In response to the Staff’s comment and as result of the completion of the fiscal year 2013, the Company has revised its disclosure on pages 97-99 of Amendment No. 1 to provide executive compensation disclosure for its principal executive officers during 2013 and its two most highly compensated executive officers serving on December 31, 2013.

26.       We note that you intend to enter into new employment agreements with you current named executive officers in connection with this offering. Please tell us when you intend to execute these employment agreements. Also, confirm that the company did not enter into a termination agreement with Mark Johnson, your former Chief Financial Officer, that should be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The Company respectfully advises the Staff that the compensation committee of the Board of Directors of the Company is currently reviewing the Company’s employment arrangements with its current named executive officers. The Company anticipates entering into new agreements with its current named executive officers prior to printing and distributing a preliminary prospectus, and the Company will file such agreements in a subsequent amendment to the Registration Statement.  The Company respectfully advises the Staff that the termination agreement entered into between the Company and Mark Johnson was not effective as of the date of the initial submission of the Registration Statement, and that such agreement is not a material contract of the type specified under Item 601(b)(10)(iii) of Regulation S-K because Mr. Johnson was not a named executive officer in fiscal 2013 under Item 402(m)(2) of Regulation S-K and the termination agreement was immaterial in amount and significance.

Certain Relationships and Related Transactions

cbanc Network, Incorporated, page 107

27.       Please describe the material terms of the transaction services agreement that you entered into in connection with the spin-off and tell us whether you intend to file this agreement as an exhibit to the registration statement.

Response: The Company respectfully advises the Staff that the transition services agreement entered into in connection with the spin-off terminated in September 2013.  Under the terms of the agreement, the Company collected less than $1,500  in fees related to the Company’s provision of very limited human resource services.  The Company respectfully submits that the agreement is not a material contract of the type specified under Item 601(b)(10)(ii)(B) of Regulation S-K.

28.       We note that you valued the aggregate value of cbanc at the time of the spin-off based on the “valuation of an independent appraisal firm.” Please tell us what consideration you gave to identifying the third-party expert and filing a consent of the appraisal firm. See Rule 436 under the Securities Act. For further guidance, refer to Question 141.02 of our Compliance and Disclosure Interpretations relating to Securities Act Sections available on our website.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 109 of Amendment No. 1 to clarify that the board of directors determined the aggregate value of cbanc, based in part on the valuation of an independent appraisal firm.  The Company respectfully submits that in accordance with Question 141.02 of the Staff’s Compliance and Disclosure Interpretations relating to Securities Act Sections, because the purchase price allocation figures are attributable to the Company’s board of directors and not the third party expert and the Company has revised the disclosure accordingly, the disclosure of the identity of the third-party expert and the receipt of a corresponding consent is not required pursuant to Rule 436 under the Securities Act.

Amended and Restated Investors’ Rights Agreements, page 111

29.       Please include a materially complete description of the Amended and Restated Investors’ Rights Agreements, Right of First Refusal and Co-Sale Agreement, and the Voting Agreement, including the identity of all of the members of the board of directors who are parties to the agreements. Remove the disclaimers that your description of the agreements in the prospectus is not complete and are “qualified” by the exhibits.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 113-114 of Amendment No. 1 to include a materially complete description of the Amended and Restated Investors’ Rights Agreements, Right of First Refusal and Co-Sale Agreement and the Voting Agreement, to identify all the members of the Company’s board of directors who are parties to such agreements and to remove the disclaimers regarding the descriptions of the agreements.

Voting Agreement, page 112

30.       Please identify the directors who were elected pursuant to the voting agreement and disclose whether they will continue to serve on the board when the agreement terminates upon completion of this offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 114 of Amendment No. 1 to identify the directors who were elected pursuant to the Voting Agreement and to disclose that they will continue to serve on the board of directors when the agreement terminates.

Principal and Selling Stockholders, page 114

31.       Please remove the disclaimers of beneficial ownership in footnotes (1) and (3) of the table on pages 115 and 116 relating to shares held by affiliates of Adams Street Partners, LLC and Battery Ventures. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Item 403 does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d- 4, which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 117-118 of Amendment No. 1 to remove the disclaimers of beneficial ownership in footnotes (1) and (3).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-8

32.       Your current disclosure indicates that all Company assets with fair values measured on a recurring basis were classified as Level 1 assets. Please expand your disclosure to identify each of these assets as of the end of each reporting period and the valuation techniques and inputs used to develop these measurements. Refer to FASB ASC 820-10-50-1 and 50-2.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of Amendment No. 1 to clarify that the only assets that the Company measured on a recurring basis consisted of cash and cash equivalents.

Deferred Implementation Costs, page F-9

33.       Your disclosure indicates that you are capitalizing certain personnel and other costs related to the implementation of your solutions. Please expand your disclosure to clarify the nature of these costs. That is, explain why these costs should be capitalized. Cite the accounting literature that supports your accounting. Disclose how you analyze these costs to assess their recoverability and the frequency of this evaluation. Further, tell us how you assess impairment for these implementation costs. Please tell us your consideration of providing a schedule that shows the amount of implementation costs that will be recognized as expense in future years.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-9 and F-10 of Amendment No. 1 to disclose the nature of the implementation costs that the Company defers, which includes the costs of employee salaries, employee benefits and associated employer payroll taxes that are direct and incremental to the implementation of its solutions. The Company believes these costs should be capitalized as they are directly attributable to specific customer contracts, they are recoverable through the revenues generated by the greater of the non-cancellable portions of the customer contracts or the non-refundable customer prepayments that have been received, and they are so closely related to obtaining the revenue from the customer contracts that they should be deferred and charged to expense over the same period that the related revenue is recognized.

The accounting for such costs has been based on an analogy to ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, which addresses the deferral of loan origination costs. SAB Topic 13 recognizes the analogies to ASC 310-20 and ASC 605-20-25-1 through 25-6 when accounting for direct costs incurred prior to the recognition of revenue, stating “(t)he staff believes that the incremental direct costs (ASC 310-20 provides an analogous definition) incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with ASC 605-20-25-4 or ASC 310-20. The staff believes the accounting policy chosen for these costs should be disclosed and applied consistently” (SAB Topic 13(A)(3)(f), Question 3). SAB Topic 13 clarifies that the capitalization of costs incurred prior to a company having the ability to recognize revenue for that specific transaction is not required; such costs may almost always be expensed as incurred.

The Company believes that the characteristics of the costs associated with the implementation of its solution are directly comparable  to the “incremental direct costs incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with ASC 605-20-25-4 or ASC 310-20” as noted by the Staff in SAB 13, and thus chooses to capitalize those costs and recognize them in the same periods as the related revenue is recognized.

The Company assesses the recoverability of its deferred implementation costs by comparing the greater of the amount of the non-cancellable portion of a customer’s contract or the non-refundable customer prepayments received to the related implementation costs incurred. Implementation costs that exceed the greater of the non-cancellable portion of a customer’s contract,or the non-refundable customer prepayments received are expensed as incurred in cost of revenues. The Company monitors the recoverability and assesses the impairment of each deferred cost item at the end of each accounting period, and expenses any capitalized costs which are determined to be in excess of recoverable revenue.

The Company respectfully advises the Staff that the Company has given consideration to providing a schedule of implementation costs that will be recognized as expense in future years and determined that this information could be misleading to prospective investors.  The Company believes that due to the effect of additional capitalization related to future implementation projects the amounts disclosed to be recognized in future years will vary significantly from the actual amount of expense recognized in those future years. Also the Company believes that a disclosure of the expected amortization of currently capitalized implementation costs without a similar disclosure of the related anticipated revenue does not provide sufficient balance of the Company’s expectations for the profitability of the related contracts.  Given these considerations and the dynamic nature of the costs and the periods in which they will be recognized, the Company has chosen not to include a disclosure that shows the amount of implementation costs that will be recognized as expense in future years.

Deferred Solution and Other Costs, page F-10

34.       Please clarify what the “other third-party costs related to its customer agreements” includes. Please expand your disclosure to explain why you have determined to capitalize sales commissions.

Response:  The Company respectfully advises the Staff that “other third-party costs related to its customer agreements” include items such as fees paid to third parties for the implementation of third party products and solutions utilized to provide services pursuant to a customer agreement, up-front annual subscription costs paid to third parties for the use of certain products and services utilized to provide services pursuant to a customer agreement and data center software license and maintenance costs and depreciation of data center assets which are specific to revenue-generating customer agreements.  The Company has revised its disclosure on page F-10 of Amendment No. 1 to disclose why the Company capitalizes sales commissions.  Deferred sales commission amounts are recoverable through future revenue streams under non-cancelable customer agreements.  The Company believes this is the preferable method of accounting as the commission charges are incurred and paid upon execution of customer arrangements that are multiple years in length, and such commissions are so closely related to the revenue from the non-cancellable customer contracts that such charges should be recorded as an asset and charged to expense over the same period that the related revenue is recognized.

Revenues, page F-10

35.       Please tell us your consideration of bifurcating your implementation services and subscription services revenue for income statement presentation purposes. In this regard, we note that you have concluded that implementation services included in a multiple- deliverable arrangement do not have standalone value. We further note that you defer implementation costs ratably over the remaining term of the customer agreement. Refer to FASB ASC 985-605.

Response:  The Company respectfully submits that it is aware that Rule 5-03(b) of Regulation S-X requires that public registrants separately present in the income statement revenues from the sale of products and revenues from providing services. Since implementations and subscriptions are both services, there is no requirement pursuant to Rule 5-03(b) to separately present revenues from each in the income statement. However, the Company did give consideration to bifurcating its implementation services and subscription services for income statement presentation purposes. The Company concluded that separate presentation of its implementation services and its subscription services would not be more meaningful to investors, since the timing of revenue recognition for its implementation services is the same as its subscription services due to the lack of stand-alone value for such implementation services and the combination thereof with subscription services as a single unit of accounting for revenue recognition purposes.

36.       Your disclosure on page 2 indicates that you earn additional revenues based on the number of transactions that account holders perform on your virtual banking solutions. It does not appear that this source of revenue is discussed in your revenue recognition policy. Please advise or revise accordingly.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page F-12 of Amendment No. 1 to modify its disclosure regarding the Company’s revenue recognition policy to discuss revenue recognized based upon the number of transactions that registered users perform on its virtual banking solutions.

37.       Please tell us how your pricing terms and conditions vary based on the number of registered users. Tell us what impact those variations have upon your revenue recognition.

Response: The Company advises the Staff that its pricing terms vary by customer based upon a number of factors including the size of the customer with respect to total assets, expected number of registered users and expected number of transactions.  The fixed minimum monthly payment for its subscription services will generally be larger for customers with a greater amount of total assets, account holders, expected registered users and expected transactions, however its fee based upon a per user or transaction basis will generally be less.  These pricing variations affect the Company’s revenue recognition by determining the overall minimum monthly subscription fee that is recognized ratably over the contract term and by determining the individual transaction usage fee that is recognized monthly as such usage occurs and exceeds the monthly usage specified in the subscription arrangement.

38.       Provide us with your analysis whether you believe the account holders are your customers instead of the regional and community financial institutions. Please provide an analysis under FASB ASC 605-45-45.

Response: The Company respectfully submits that as described in its response to comment no. 12, account holders are the customers of the RCFI.  The Company’s customers are the RCFIs with which the Company contracts to sell its solutions.  The Company has no contractual relationship with nor any obligation to provide solutions to the account holders of the RCFI. The fees that the Company charges the RCFI for the Company’s solutions may or may not be charged to the account holder by the RCFI. If fees are charged to the account holder by the RCFI, they may or may not have correlation to the fees charged by the Company to the RCFI.  The fees the Company charges to the RCFI for the solutions the Company provides to the RCFI are due to the Company by the RCFI whether or not such solutions are utilized by the account holders of the RCFI. The Company respectfully submits that it does not believe that the gross versus net revenue recognition criteria pursuant to FASB ASC 605-45-45 are applicable to its analysis in determining whether its customer is the RCFI or the account holder.

Some of the services the Company provides to its customers, such as bill-pay, are available under arrangements the Company has with certain vendors for its solutions. The Company has considered the gross versus net revenue recognition pursuant to FASB 605-45-45 with respect to its relationships with its vendors and its RCFI customers and determined that the Company should recognize gross revenue based on the following:

•                  The Company is the primary obligor in arrangements with its customers. If the Company’s vendor is unable to provide the service necessary for the Company to provide its solutions to its customer, the Company remains responsible for such failure. The Company is able to utilize multiple vendors in providing such solutions.

•                  The Company has general inventory risk before the customer order is place or upon termination by the customer. The Company’s arrangements with vendors obligate the Company to pay the vendor irrespective of whether the Company is able to sell such vendor solutions to its customers or whether its customers terminate their arrangements with the Company.

•                  The Company has latitude in establishing price. The Company negotiates the pricing of its solutions directly with each customer, including those services that the Company obtains from other vendors. The price that the Company establishes with its customer is not contingent on the price that the Company pays its vendor.

•                  The Company performs the majority of the service. The Company only utilizes vendors to provide a portion of the services included in the overall solutions that the Company provides its customers.

•                  The Company has discretion in supplier selection. The Company has multiple vendors that the Company may utilize. Its customer arrangements do not bind it to the use of any one particular vendor.

•                  The Company is involved in the determination of the service specifications. The Company’s customer arrangements are negotiated between the customer and the Company. The Company makes the decisions as to which vendor to utilize based upon the arrangement that the Company has negotiated with its customer.

•                  The Company has credit risk. The Company is obligated to pay its vendors irrespective of whether the Company is paid by its customers.

39.       We note that you offer your customers a software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of FASB ASC 985-605. Your response should address the criteria outlined in FASB ASC 985-605-55-121.

Response: The Company respectfully submits that it designs and develops its software solutions around a common platform. However, in substantially all of its customer arrangements, the customer does not have the contractual right to take possession of the software at any time during the contract term. The Company respectfully submits that therefore such arrangements are not subject to the scope of ASC 985-605. Accordingly, such arrangements are accounted for as a service contract in accordance with the provisions of SAB Topic 13. In some cases, the Company enters into term licenses which allow the customer to take possession of its software. The Company believes its term licenses are within the scope of FASB ASC 985-605 and the Company has accounted for such term licenses accordingly. Revenue from term licenses and related maintenance and professional services were not significant in the periods presented.

40.       Please provide us with an example of when you would offer professional services not combined with subscription services. In this regard, if you offer professional services to customers with term licenses and maintenance, please explain how you determined that professional services have stand-alone value in these arrangements, but not under subscription arrangements.

Response: The Company respectfully advises the Staff that the Company does not have stand-alone value for implementation services in a term license arrangement. When the Company does sell term licenses that include implementation services, they do not have VSOE of fair value for such implementation services or maintenance services, so the entire arrangement consideration is recognized monthly over the term of the software license.  In response to the Staff’s comment, the Company has amended its revenue recognition policy disclosure for Professional Services Revenues on pages F-12 and F-13 of Amendment No. 1 to clarify that only professional services that are not combined with subscription services and term licenses are recognized as the services are performed.  Revenues from such services were not significant in any of the periods presented.

41.       We note your disclosure that a small portion of your customers host and manage your solutions on-premises or in third-party data centers under term licenses and maintenance agreements. Please tell us if you continue to offer term licenses and maintenance agreements to new customers.

Response: The Company respectfully advises the Staff that when negotiating a customer arrangement, the Company’s focus is to execute an arrangement for subscription services. However, in some instances, the customer will request that the arrangement be in the form of a term license that allows the customer to take possession of the software.  In 2011 and 2012, the Company did not enter into any new term licenses and during 2013, the Company executed one new term license.  Although the Company does not actively offer term license and maintenance agreements, the Company may execute such agreements in the future based upon customer preferences.

Note 7. Commitments and Contingencies

Legal Proceedings, page F-20

42.       If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response: The Company respectfully advises the Staff that it is not currently party to any legal proceedings nor are there any amounts from previously settled legal proceedings which have not been recorded in its financial statements as of September 30, 2013.

* * * *

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at tel: (512) 457-7090 if you have any questions regarding this letter or Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

Enclosures

cc:	Matthew P. Flake (Q2 Holdings, Inc.)
Jennifer N. Harris (Q2 Holdings, Inc.)
J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)